

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2015

<u>Via E-mail</u>
Joseph R. Wright
c/o the Chart Group, L.P.
555 5th Avenue, 19th Floor
New York, NY 10017

> **Re:** **Chart Acquisition Corp.**
> **Schedule TO-T**
> **Filed February 11, 2015 by Chart Acquisition Group LLC et al.**
> **File No. 005-87098**

Dear Mr. Wright:

We have reviewed your response dated February 26, 2015 and have the following comments.

1. We have considered the analysis submitted in support of the positions expressed in prior comment 1. Without expressing an opinion as to whether or not the amended tender offer is compliant with Rule 14e-5(a), or agreeing or disagreeing with any of the analysis and conclusions set forth therein, we do not have any further comments at this time. Please note, however, that notwithstanding our decision to not raise further comment regarding the offerors' compliance with Rule 14e-5, all persons who are by statute and rule responsible for the adequacy and accuracy of the disclosure continue to remain responsible for ensuring compliance with Exchange Act Sections 14(d) and 14(e) and corresponding Regulations 14D and 14E.

2. We have considered the analysis submitted in support of the positions expressed in the response to prior comment 2. Without expressing an opinion as to whether or not the amended tender offer needs to comply with Rule 13e-3(b), or agreeing or disagreeing with any of the analysis and conclusions set forth therein, particularly with respect to whether or not any purchases made constitute a first step in a going private transaction within the meaning of Rule 13e-3(a)(3), we do not have any further comment at this time. Please note, however, that notwithstanding the decision to forego the issuance of an additional comment regarding the potential applicability of Rule 13e-3, all persons who are by statue and rule responsible for the adequacy and accuracy of the disclosure continue to remain responsible for ensuring compliance with Exchange Act Sections 14(d) and 14(e) and corresponding Regulations 14D and 14E.

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Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

cc: Joshua N. Englard, Esq.
Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP